July 30, 2013

A.N. Parker for

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Rowan Companies plc

Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)

Filed March 1, 2013

File No. 1-05491

Dear Mr. Parker:

The following is in regard to your letter dated July 18, 2013 relating to the review of our 2012 Form 10-K. We have repeated your comments below and have responded to each.

Business, page 3

Drilling Fleet, page 4

1.	We note that you operate jack-up rigs capable of drilling in water depths ranging from 250-550. With a view towards disclosure, please clarify risks associated with your exposure to the shallow water market, including market dynamics, volatility and any price-based competition.

Response to Comment No. 1:

The Company’s current operations are conducted entirely with jack-up rigs operating in shallow water. We believe we adequately disclose all of the material risks related to our shallow water operations (see “Risk Factors” on pages 9 through 18 of the Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”)). In addition, we disclose current market risks and conditions applicable to our geographic areas of operations on pages 28 through 29 under “Current Operations and Markets” in Item 7--“Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report.

Registered in England, Registered Number 07805263

Registered Office: Mitre House, 160 Aldersgate Street, London EC1A 4DD, United Kingdom

By contrast to the deepwater drilling market, risks that may relate primarily to the Company’s shallow water operations are as follows:

•	The Company’s jack-up rigs may experience marine incidents, such as a rapid leg penetration through the seabed floor, when going on location.

•	Windstorm insurance (to cover physical damage or loss during a storm) for shallow water rigs in the Gulf of Mexico is generally unavailable or cost prohibitive.

•	Typically, in the shallow water in the U.S. Gulf of Mexico, contracts have been of shorter duration or “well to well,” thereby subjecting drillers to increased earnings volatility.

However, we feel these risks are adequately identified in our Annual Report. We carefully review our risk factors periodically and consider whether additional risks related to our business are appropriate as our operations evolve and expand into deepwater and as market conditions change.

Government Regulation, page 7

2.	We are unable to locate the following disclosure you provided for future filings in response to comment number 3 in your response letter dated June 14, 2011: that “Pursuant to our SOPEPs, we have certain resources and supplies onboard our installations which would be used to mitigate the impact of a spill from one of our rigs until an emergency spill response organization could deploy its resources.” Please revise your disclosure in future filings to include your response.

Response to Comments No. 2:

We will include the requested disclosure in the Company’s next annual report.

As requested in your letter, we hereby acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-968-6825 should you need further information.

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Sincerely,

/s/ J. Kevin Bartol

J. Kevin Bartol

Executive Vice President, CFO and Treasurer

cc:	Katrina V. Dorin

Sirimal Mukerjee

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